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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
 and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 6)*

                                   TIOGA TECHNOLOGIES LTD.
(Name of Issuer)

            ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
(Title of Class of Securities)

                                                    M8789G100
(CUSIP Number)

Nitsa Einan, Adv. Clal Industries and Investments Ltd. 3 Azrieli Center, Triangle Tower Tel Aviv, 67023 Tel: 972-3-6075795 Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                              February 12, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

SCHEDULE 13D
CUSIP No. M8789G100	Page 2 of 11 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Electronics Industries Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,001 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,001 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,001 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M8789G100	Page 3 of 11 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,001
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,001
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M8789G100	Page 4 of 11 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,001
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,001
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M8789G100	Page 5 of 11 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,001
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,001
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M8789G100	Page 6 of 11 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Leon Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,001 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,001 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,001 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M8789G100	Page 7 of 11 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Oudi Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,001
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,001
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M8789G100	Page 8 of 11 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Judith Yovel Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,001
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,001
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M8789G100	Page 9 of 11 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Elaine Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,001
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,001
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6 amends item 5 of this Statement on Schedule 13D, as previously filed with the Securities and Exchange Commission. Unless otherwise defined in this Amendment No. 6 to Schedule 13D, capitalized terms have the meanings given them in the Schedule 13D previously filed.

Item 5. Interest in Securities of the Issuer

The Issuer has advised the Reporting Persons that there were 25,025,436 Ordinary Shares outstanding on December 31, 2002. The percentages of Ordinary Shares outstanding set forth in this Statement are based on 25,172,287 Ordinary

Shares consisting of the 25,025,436 outstanding Ordinary Shares and 146,851 Ordinary Shares issuable upon exercise of the convertible subordinated notes held by Clal Electronics Industries Ltd.("Clal Electronics").

The following table sets forth the sales of Ordinary Shares made by Clal Electronics from September 24, 2002 (the day after the last transaction reported in Schedule 13D) through February 13, 2002. All such sales were made in the open market transactions on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Ordinary Shares Sold	Price Per Ordinary Share
September 30, 2002	5,000	$ 0.160
October 7, 2002	5,000	$ 0.135
December 13, 2002	25,000	$ 0.145
February 6, 2003	110,000	$ 0.180
February 7, 2003	50,000	$ 0.180
February 12, 2003	50,000	$ 0.170

Except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since September 24, 2002.

As of February 13, 2003, IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Electronics and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 1,189,001 Ordinary Shares held directly by Clal Electronics (consisting of 1,042,150 Ordinary Shares directly held by it and an additional 146,851 Ordinary Shares which Clal Electronics may purchase pursuant to its conversion of its convertible subordinated notes of Orckit Communications Ltd.), constituting approximately 4.72% of the Ordinary Shares.

Page 10 of 11 pages

Since the Reporting Persons own less than 5% of the Ordinary Shares of the Issuer, this Amendment No. 6 is the last amendment to this Statement on Schedule 13D.

Signature

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2003

CLAL INDUSTRIES AND INVESTMENTS LTD. CLAL ELECTRONICS INDUSTRIES LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. LEON RECANATI OUDI RECANATI JUDITH YOVEL RECANATI ELAINE RECANATI

By: IDB HOLDING CORPORATION LTD.

By: S/JAMES I. EDELSON

James I. Edelson, U.S. Resident Secretary of IDB Holding Corporation Ltd. for itself and on behalf of Clal Industries and Investments Ltd., Clal Electronics Industries Ltd., IDB Development Corporation Ltd., Leon Recanati, Oudi Recanati, Judith Yovel Recanati and Elaine Recanati pursuant to the agreements annexed to the Schedule 13D as exhibits 5-6 and 8-12, as filed.

Page 11 of 11 pages